UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2007

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In May and June 2007, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2 ,99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, and 99.10 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated May 31, 2007 regarding “Annual General Meeting: Dividend increase of 15.1%; Dividend of €1.75 per share to be paid June 7.”
Exhibit 99.2	Press release dated June 2, 2007 regarding “Encouraging results of VEGF Trap (Aflibercept) highlighted at ASCO 2007 annual meeting”
Exhibit 99.3	Press release dated June 3, 2007 regarding “FOLFOX4 (Eloxatin®-based chemotherapy) after surgery improves overall survival in patients with early (stage III) colon cancer”
Exhibit 99.4

Press release dated June 3, 2007 regarding “S-1, a novel oral fluoropyrimidine, when combined with cisplatin, demonstrates significant improvement in overall survival of advanced gastric cancer patients over S-1 alone.”

Exhibit 99.5	Press release dated June 3, 2007 regarding “Oxford BioMedica and Sanofi-aventis report encouraging new TroVax® phase II trial results in renal cancer
Exhibit 99.6

Press release dated June 4, 2007 regarding “The Eloxatin®-based regimen (FOLFOX4) significantly improved progression free survival when given before and after surgery in patients with resectable liver metastases from colorectal cancer”

Exhibit 99.7	Press release dated June 4, 2007 regarding “Eloxatin® (oxaliplatin injection)-based chemotherapy sets new treatment benchmark in patients with metastatic colorectal cancer”
Exhibit 99.8	Press release dated June 6, 2007 regarding “COPAXONE® pre-filled syringe can now be stored for up to one month at room temperature - approved in the U.S. and in Europe”
Exhibit 99.9	Press release dated June 6, 2007 regarding “Sanofi-aventis at the 43rd annual 2007 ASCO meeting”
Exhibit 99.10	Press release dated June 7, 2007 regarding “TAXOTERE® (docetaxel) receives Priority Review in Japan for Supplemental New Drug Application (sNDA) in prostate cancer”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 7, 2007	SANOFI-AVENTIS

	By:	/s/ Patricia Kodyra
		Name:	Patricia Kodyra
		Title:	Associate Vice President Financial and Securities Law

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Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated May 31, 2007 regarding “Annual General Meeting: Dividend increase of 15.1%; Dividend of €1.75 per share to be paid June 7.”
Exhibit 99.2	Press release dated June 2, 2007 regarding “Encouraging results of VEGF Trap (Aflibercept) highlighted at ASCO 2007 annual meeting”
Exhibit 99.3	Press release dated June 3, 2007 regarding “FOLFOX4 (Eloxatin®-based chemotherapy) after surgery improves overall survival in patients with early (stage III) colon cancer”
Exhibit 99.4

Press release dated June 3, 2007 regarding “S-1, a novel oral fluoropyrimidine, when combined with cisplatin, demonstrates significant improvement in overall survival of advanced gastric cancer patients over S-1 alone.”

Exhibit 99.5	Press release dated June 3, 2007 regarding “Oxford BioMedica and Sanofi-aventis report encouraging new TroVax® phase II trial results in renal cancer
Exhibit 99.6

Press release dated June 4, 2007 regarding “The Eloxatin®-based regimen (FOLFOX4) significantly improved progression free survival when given before and after surgery in patients with resectable liver metastases from colorectal cancer”

Exhibit 99.7	Press release dated June 4, 2007 regarding “Eloxatin® (oxaliplatin injection)-based chemotherapy sets new treatment benchmark in patients with metastatic colorectal cancer”
Exhibit 99.8	Press release dated June 6, 2007 regarding “COPAXONE® pre-filled syringe can now be stored for up to one month at room temperature - approved in the U.S. and in Europe”
Exhibit 99.9	Press release dated June 6, 2007 regarding “Sanofi-aventis at the 43rd annual 2007 ASCO meeting”
Exhibit 99.10	Press release dated June 7, 2007 regarding “TAXOTERE® (docetaxel) receives Priority Review in Japan for Supplemental New Drug Application (sNDA) in prostate cancer”

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